Exhibit 99.1

Cenovus recognized for leadership in reporting of GHG emissions

Calgary, Alberta (November 4, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has been named to the 2015 Canada 200 Climate Disclosure Leadership Index. This is the sixth consecutive year the company has been included in the index, which is published by CDP (formerly known as the Carbon Disclosure Project).

“We’re honoured to be recognized once again for transparency in the reporting of our CO2 and other greenhouse gas emissions,” said Al Reid, Executive Vice-President, Environment, Corporate Affairs & Legal. “We share people’s concerns about climate change. We’re working collaboratively with the brightest minds in our industry and around the world to find solutions to reduce greenhouse gas emissions along the entire value chain for our products.”

CDP’s annual Canada 200 Climate Disclosure Leadership Index highlights the largest 200 companies (by market capitalization) listed on the Toronto Stock Exchange that have demonstrated excellence in reporting greenhouse gas (GHG) emissions and have a good understanding of GHG-related issues affecting each respective company. The 2015 Climate Disclosure Leadership Index survey was conducted on behalf of 822 investment companies around the world that manage US$95 trillion in assets. The full list of companies included in the 2015 Canada 200 Climate Disclosure Leadership Index is available at cdp.net.

In addition to working with CDP, Cenovus also voluntarily discloses information on its environmental performance through its annual corporate responsibility report which is available at cenovus.com/responsibility.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $20 billion. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Media Relations general line

403-766-7751